UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Compugen Ltd.

On April 2, 2018, Compugen Ltd. (the “Company”) issued a press release announcing the entering into of an exclusive license agreement with MedImmune, Limited and attached such press release as Exhibit 99.1 to a Form 6-K filed with the Securities and Exchange Commission on April 2, 2018.  A redacted copy of the agreement is filed as Exhibit 10.1 to this Form 6-K and incorporated by reference herein.

As previously reported on April 2, 2018, the Company entered into an exclusive license agreement with MedImmune, the global biologics research and development arm of AstraZeneca, to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen will provide an exclusive license to MedImmune for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. MedImmune has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. Compugen will receive a $10 million upfront payment and is eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen. Compugen will retain all other rights to its entire pipeline of programs as monotherapies and in combination with other products.

On May 9, 2018, the Company issued a press release, a copy of which is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-213007.

Exhibits

Exhibit
Number	Description of Exhibit
10.1*	License Agreement entered into as of March 30, 2018 by and between Compugen Ltd. and Medimmune, Limited.

99.1	Press Release dated May 9, 2018.

*Confidential treatment with respect to certain portions of this exhibit has been requested from the Securities and Exchange Commission. Omitted portions have been filed separately with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: May 9, 2018	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel